UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69581

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D12 CAPITAL MARKETS INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 ADELAIDE STREET WEST, SUITE 3002
(No. and Street)

TORONTO	CANADA	M5H 3P5
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Mitchell	416-301-0960	rmitchell@d12capital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

3488 South U.S. Hwy 77	Giddings	TX	78942
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robert Mitchell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __D12 CAPITAL MARKETS INC._____, as of __12/31_____, 2 __024__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

April 1, 2025

Susan Otto
Notary Public

Signature: _Robert J Mitchell_

SUSAN OTTO
Notary Public, State of New York
No. 5OO4F 02
Qualified in Nass County
Commission Exp 12-02 _/12-026_

Title: __CFO__

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

D 12 CAPITAL MARKETS INC.

Financial Statements and Supplemental Schedules

December 31, 2024

(With Independent Auditors' Report Thereon Required by Rule 17a-5)

These financial statements and schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission

TABLE OF CONTENTS



Tuttle & Bond, PLLC
Certified Public Accountants

We have served as the auditor for D12 Capital Markets Inc. since 2025.

To Directors and Shareholders of D12 Capital Markets Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of D12 Capital Markets Inc. (the "Company") as of December 31, 2024, and the related the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Tuttle & Bond, PLLC

Giddings, Texas
April 01, 2025

We have served as the auditor for D12 Capital Markets Inc. since 2025.

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph: 512.967.3517

D 12 CAPITAL MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	**$**	**22,304**
Other Asset Prepaid FINRA membership		**1,474**
TOTAL ASSETS	**$**	**23,778**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	**$**	**8,472**
Total Liabilities		**8,472**

Equity

Capital Stock, without par value, 200 authorized, 1 share issued and outstanding		**1,250**
Additional paid in capital		**651,097**
Accumulated deficit		**-637,041**
Total Equity		**15,306**
TOTAL LIABILITIES AND EQUITY	**$**	**23,778**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business generally limited to private placements of securities, which is its only operating segment. The company commenced operations after receiving FINRA approval on August 6, 2015. The Company changed its name from P.S. Securities (USA) Inc. to GRAVITAS CAPITAL INTERNATIONAL INC. in May of 2018. The Company changed its name from GRAVITAS CAPITAL INTERNATIONAL INC. to D 12 CAPITAL MARKETS INC. in May of 2021.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company accounts for income taxes in accordance with the US Generally Accepted Accounting Principles which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will expire before the Company is able to realize their benefits.

Related Party Transactions

The stockholders, pay office and administrative expenses including accounting, rent, telephone and secretarial fees as capital contributions to the Company. The Company is dependent upon the stockholders for continued financial support. See Note 5

NOTE 3 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2024, the Company's net capital was $13,832 which was $8,382 in excess of its required net capital of $5,000.

The Company's debt-equity ratio was .545 to 1.

NOTE 4 – GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had minimal revenues in 2024 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the owners have pledged to provide any required additional support to the Company to enable it to continue as a going concern and maintain required regulatory minimum net capital.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company had an expense sharing agreement with its stockholder. The stockholder provides administrative and other services to the company. The current owners provide one hundred percent of all expenses to support the company. In 2024, the current owners have needed to contribute $4,945 to maintain regulatory capital and pay expenses.

NOTE 6 – INCOME TAXES

For income tax purposes, the company operates as a "C" corporation. ASC 740-10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2024, the Company has available a net operating loss carryforward of approximately $637,000 which will expire in the year 2041. A valuation allowance of $195,000 was established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

NOTE 7 – ASC-280 SEGMENT REPORTING

The Company uses the management approach in reporting segment information to assess performance and allocation of resources, which is presented using the disaggregation established in the Supplemental Statement of Income (Form SSOI) report which is filed with regulatory authorities on a quarterly basis. SSOI reports are the internal reporting structure which comprise the basis for management's segmentation review. The summation of each quarter is aggregated and reported herein on the Statement of Income. The president of the Company is the Chief Operating Decision Maker (CODM) and the person who shall perform the review, assess performance and allocation of resources to the Company's operating segment. The CODM has a thorough understanding of Form SSOI for use in making key operating decisions, the Company's organizational structure, its operations, budgeting and forecasting processes, and compensation of Company personnel.

NOTE 8 – ALLOWANCE FOR CREDIT LOSSES

The Allowance for Credit Losses Effective January 1, 2021, The Company adopted ASC Topic 326, financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified fees and other receivables (including, but not limited to,

receivables related to securities transactions, and advisory fees) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with the fees and other receivables is not significant accordingly, the Company has not provided an allowance for credit losses at December 31, 2024.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.